EXHIBIT 6.1

VOTER AGREEMENT

BY AND BETWEEN ANASTASIA SHISHOVA AND PAUL HOWARTH

DATE JANUARY 15, 2021

The parties to this voter agreement agree to the following:

1.	The listed shareholders agree to vote according to their shares in The Graystone Company, Inc. in a manner such that the Class B Common Stock authorized shall not be increased above 51,000,000 without unanimous consent of each shareholder.

2.	The listed shareholders agree to not vote in favor of the creation of any class of stock that will have superior rights to the Class B Common Stock without the approval of each Class B shareholder.

3.	This voter agreement shall remain in full force and effect so long as all listed parties remain shareholders in The Graystone Company. In the event that one or more shareholders relinquish their shares, a new shareholder agreement shall immediately be drafted.

4.	Each shareholder agrees to enforce and abide by the terms of this voter agreement.

5.	This agreement may not be modified except through written amendment signed by all listed shareholders. This voter agreement’s terms shall apply to all stock owned now and in the future by the shareholders and their heirs, successors, and assignees.

6.	This document shall be considered a legally binding shareholder voting agreement under local, state, and federal law.

7.	Any previous Voter Agreements are null and void.

This agreement is entered into by and between the following parties:

Name	Class B Common Shares Owned
Anastasia Shishova	46,000,000
Paul Howarth	5,000,000

Signatures to Follow On Next Page

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Acceptance By:

Each party agrees to uphold, abide by, and enforce the terms of this voting agreement for it’s entire duration by affixing their electronic signature below.

X
By: Anastasia Shishova

X
Paul Howarth

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